DAVID L. ROLAND

Senior Vice President,

General Counsel & Secretary

August 18, 2015

VIA EDGAR

Mr. Ethan Horowitz

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Diamond Offshore Drilling, Inc.
Form 10-K for the Fiscal Year ended December 31, 2014
Filed February 23, 2015
File No. 001-13926

Dear Mr. Horowitz:

Reference is made to the comments received by Diamond Offshore Drilling, Inc. (the “Company”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by the letter (the “Comment Letter”) dated August 3, 2015 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2014 filed on February 23, 2015 (File No. 001-13926). Accompanying this letter is the Company’s Memorandum of Response to the Comment Letter.

Please direct any questions regarding this matter to the Company’s counsel, Shelton Vaughan, at (713) 402-3906.

Sincerely yours,

/s/ David L. Roland

David L. Roland
Senior Vice President,
General Counsel and Secretary

cc:	Shelton M. Vaughan (via facsimile (713) 583-9179)

Duane Morris LLP

DIAMOND OFFSHORE DRILLING, INC.

(the “Company”)

Memorandum of Response

to

Comments of the Securities and Exchange Commission

regarding

the Company’s

Form 10-K for the fiscal year ended December 31, 2014

Filed February 23, 2015

(File No. 001-13926)

August 18, 2015

General

This memorandum sets forth the responses of Diamond Offshore Drilling, Inc., a Delaware corporation, to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission by the letter dated August 3, 2015 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2014 (File No. 001-13926) (the “2014 Form 10-K” or the “Report”).

The numbers of the responses in this memorandum correspond to the numbers of the Staff’s comments as set forth in the Comment Letter. References in the text of the responses herein to captions and page numbers are to the captions and page numbers in the Report. References to “we,” “us” or “our” mean the Company and our consolidated subsidiaries, unless the context requires otherwise. Capitalized terms used in this memorandum and not otherwise defined herein have the meanings given to them in the Report.

Response to Staff Comments

Form 10-K for the fiscal year ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Critical Accounting Estimates, page 29

Property, Plant and Equipment, page 29

1.	Your response to prior comment 2 states that mid-water semisubmersible rigs not currently under contract have attributes that make them very likely to return to work. Please provide us with additional detail explaining your basis for this statement and tell us when you expect these rigs to be contracted. As part of your response, address the track record of these rigs, including with regard to historical periods that involved significant commodity price downturns.

Response: We believe that our three mid-water semisubmersible rigs for which we have not taken impairment and that are not currently under contract have attributes that make them very likely to return to work. As described more fully in this memorandum below, the rigs are qualified and capable of working in high-pressure formations, have enhancements and qualifications that are desirable to our customers and have a history of strong utilization and significant margin contributions during periods of commodity price volatility.

We have analyzed the track records of these three rigs with regard to historical periods that included the last commodity price downturn, which occurred in 2008. Oil prices during that period reached a high of approximately $145 per Bbl in July 2008 and declined to approximately $30 per Bbl in December 2008. As indicated by the data provided in this memorandum below, from 2007 to 2014 (which includes the last significant oil market decline in 2008), these three rigs achieved the following:

•	average yearly utilization of 87%;

•	median utilization of 95%;

•	a range of average annual utilization from 38% to 100%;

•	a weighted average dayrate of $279,000;

•	a range of weighted average dayrate from $146,000 to $407,000; and

•	an average margin of approximately 60%.

As of December 31, 2014 and March 31, 2015, oil and gas prices were projected to steadily rise based upon forward pricing over the next several years. We believe that as oil prices rise, the offshore drilling market will improve and these rigs will return to work. We further believe that, for the reasons summarized above and described in more detail below, as the offshore drilling market improves, the Ocean Vanguard, the Ocean Princess and the Ocean Quest will return to work and, as in past cyclical fluctuations, will again approach full utilization.

In response to the Staff’s request, below is a summary of some of the relevant attributes of the three rigs:

Ocean Vanguard

The Ocean Vanguard is the only rig in our fleet with an Acknowledgment of Compliance (“AoC”) certificate issued by the Petroleum Safety Authority Norway (“PSA”). In order to operate on the Norwegian continental shelf, an offshore drilling rig is required to have an AoC. As a result, this certification is highly coveted and respected within the offshore drilling industry. To obtain an AoC, an offshore driller must prove compliance with the PSA standards and requirements. This involves a lengthy and thorough application process that involves providing the PSA with detailed information on numerous areas and matters, including technical conditions, specifications and organization and safety management systems.

In addition, there are numerous regulations, guidelines and other requirements applicable to drilling in UK waters that make it difficult for a rig to become certified to work in the UK sector of the North Sea. In order to operate in the UK sector of the North Sea, drillers must prepare a “Safety Case” demonstrating that appropriate measures have been taken to ensure that the rig operates safely. In addition to the AoC, the Ocean Vanguard also has a valid Safety Case. The Safety Case sets out the adequacy of the rig’s safety management system by specifying prevention measures as well as strategies for reducing the effects of a major incident if one does occur. It can only be prepared following a full examination of a rig’s activities to identify hazards and all potential major incidents, and to determine the necessary control measures. Similar to the application process for obtaining an AoC, the process of obtaining a valid Safety Case is detailed and lengthy.

In addition to the Ocean Vanguard holding the necessary certifications to operate on the Norwegian continental shelf and the UK sector of the North Sea, the basic designs of mid-water semisubmersible rigs make the rigs especially well-suited to operate in the harsh environment of the North Sea.

Additionally, the Ocean Vanguard has a 15,000 psi well control system rating, allowing it to work in high pressure formations. In contrast, all of our mid-water semisubmersibles that were impaired in 2014 and 2015 were rated at 10,000 psi.

From 2007 to 2014 (which includes the last significant oil market decline in 2008), the rig achieved an average utilization of 86% and an average dayrate of $312,000. The lowest achieved margin for the rig during this time period was $106,600 per day, and the lowest annual utilization for the rig during this period was 38%. In order to calculate the rig’s low-end estimate of recoverability, we used the period’s lowest indicators of margin and utilization factored over the rig’s useful life, which resulted in the rig’s net book value being recovered 1.3 times on the low end.

Based upon the rig’s desirable specifications for the North Sea and demonstrated ability to work during volatile commodity price periods, we fully expect the Ocean Vanguard to return to work in the Norwegian or UK sector of the North Sea and recover its net book value.

Ocean Princess

Like the Ocean Vanguard, the Ocean Princess has a valid Safety Case and is able to operate in the UK sector of the North Sea where it has enjoyed a long history of operating and has a good reputation among our customers. The rig also has a 15,000 psi rating, enabling it to work in high-pressure formations. In addition, the Ocean Princess has a built in tree-handling system, which is an enhancement that sets the rig apart from other rigs competing in the North Sea market.

From 2007 to 2014 (which includes the last significant oil market decline in 2008), the rig achieved an average utilization of 88% and an average dayrate of $251,000. The lowest achieved margin for the rig during this time period was $88,700 per day, and the lowest annual utilization for the rig during this period was 62%. In order to calculate the rig’s low-end estimate of recoverability, we used the period’s lowest indicators of margin and utilization factored over the rig’s useful life, which resulted in the rig’s net book value being recovered 4.1 times on the low end.

Based upon the rig’s desirable specifications and enhancements for the North Sea and demonstrated ability to work during volatile commodity price periods, we fully expect the Ocean Princess to return to work in the UK sector of the North Sea and recover its net book value.

Ocean Quest

The Ocean Quest is a Victory class rig rated at 4,000 foot operating water depth capability and is currently being marketed in Southeast Asia. Like the Ocean Vanguard and the Ocean Princess, the Ocean Quest has a 15,000 psi rating, allowing it to work in high-pressure formations. To date in 2015, the Ocean Quest has been submitted for bid on nine tenders, although no contract has thus far been secured from the bids. We are currently spending approximately $3.5 million to upgrade the rig’s helideck and lifeboat platform to improve its marketability, and we expect the upgrade to be complete before the end of 2015. Additionally, because the rig is a Victory class rig, it is a candidate for a future upgrade that would allow it to work in ultra-deep water.

From 2007 to 2014 (which includes the last significant oil market decline in 2008), the rig achieved an average utilization of 87% and an average dayrate of $273,600. The lowest achieved margin for the rig during this time period was $53,700 per day, and the lowest annual utilization for the rig during this period was 67%. In order to calculate the rig’s low-end estimate of recoverability, we used the period’s lowest indicators of margin and utilization factored over the rig’s useful life, which resulted in the rig’s net book value being recovered 1.8 times on the low end.

Based upon the rig’s desirable specifications and improvements and demonstrated ability to work during volatile commodity price periods, we fully expect the Ocean Quest to return to work and recover its net book value.

Updates on North Sea Activity for Mid-water Semisubmersible Rigs

We currently have two mid-water semisubmersible rigs under contract in the North Sea: the Ocean Patriot and the Ocean Guardian. Like the Ocean Vanguard, the Ocean Princess and the Ocean Quest, both of the Ocean Patriot and the Ocean Guardian rigs have a 15,000 psi rating, enabling them to work in high-pressure formations. The Ocean Patriot is under contract until October 2017 at a dayrate of $400,500. The Ocean Guardian completed services for a customer in August 2015 and, in mid-August 2015, we signed a new one-year contract for the Ocean Guardian with another customer, at a dayrate of $220,000.

Historical Trends - Oil Price, Rig Utilization and Average Dayrates

Historically, demand for our drilling services has depended in large part upon oil and natural gas industry offshore exploration and production activity and expenditure levels, which are directly affected by oil and gas prices and market expectations of potential changes in oil and gas prices, including cyclical fluctuations. As a result of these cyclical fluctuations, historically there have been periods of lower demand, excess rig supply and lower dayrates, followed by periods of higher demand, shorter rig supply and higher dayrates. The tables below reflect oil prices by year from 2007 to 2014 and the average rig utilization and dayrates during those years for the Ocean Vanguard, the Ocean Princess and the Ocean Quest.

Average Oil Prices By Year (Dollars per Barrel)
	2007	2008	2009	2010	2011	2012	2013	2014
WTI*	$72.34	$97.93	$61.95	$79.48	$94.88	$94.05	$97.98	$93.17
Brent**	$72.44	$95.33	$61.74	$79.61	$111.26	$111.57	$108.56	$98.96

*	Cushing, OK WTI Spot Price FOB
**	Europe Brent Spot Price FOB

Average Rig Utilization
	2007	2008	2009	2010	2011	2012	2013	2014
Vanguard	90%	99%	100%	70%	97%	99%	92%	38%
Princess	99%	81%	95%	100%	62%	96%	79%	95%
Quest	81%	99%	86%	95%	99%	100%	67%	67%

Weighted Average Dayrate (In thousands)
	2007	2008	2009	2010	2011	2012	2013	2014
Vanguard	$146	$333	$407	$308	$351	$354	$404	$189
Princess	$153	$282	$339	$339	$187	$230	$211	$268
Quest	$307	$359	$318	$349	$276	$268	$179	$133

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